
SUPPLEMENT Dated December 15, 2010
To the Current Prospectus

ING Marathon Plus
Issued By ING Life Insurance and Annuity Company
Through its Variable Annuity Account B

and

ING Marathon Plus (IICA)
Issued By ING Life Insurance and Annuity Company
Through its Variable Annuity Account I


*This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. **The following information only affects you if you currently invest or plan to invest in a subaccount that corresponds to the funds referenced below.** If you have any questions, please call our Customer Contact Center at 1-800-531-4547.*

I. Information Regarding Fund Changes

*1. **Effective January 4, 2011,*** the investment objective for the ING Thornburg Value Portfolio will change to "Seeks long-term capital appreciation, and secondarily current income." The information appearing in Appendix III for the ING Thornburg Value Portfolio will be revised accordingly.

*2. **Effective on or about January 21, 2011:***

   a) The subadviser for ING Oppenheimer Global Strategic Income Portfolio will change to ING Investment Management Co. and the portfolio's name will change to ING Global Bond Portfolio. In addition, the investment objective will change to "Seeks to maximize total return through a combination of current income and capital appreciation." The list of investment portfolios and Appendix III will be revised accordingly.

   b) The subadviser for ING Marsico International Opportunities Portfolio will change to T. Rowe Price Associates, Inc. and the portfolio's name will change to ING T. Rowe Price International Stock Portfolio. Please note that this investment portfolio is currently closed to new investments.

II. Notice of Upcoming Fund Reorganization

*1. **Effective after the close of business on or about January 21, 2011***, the following Disappearing Portfolio will reorganize into and become part of the following Surviving Portfolio:

Disappearing Portfolio	Surviving Portfolio
ING Legg Mason ClearBridge Aggressive Growth Portfolio (Initial Class)	ING Large Cap Growth Portfolio (Class I)

Information Regarding the Portfolio Reorganization:

The Board of Directors of ING Partners, Inc. has approved a proposal for the reorganization referenced above. The reorganization is also subject to shareholder approval. If shareholder approval is obtained, the reorganization is expected to take place on or about January 21, 2011, resulting in a shareholder of the Disappearing Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Disappearing Portfolio, and the Disappearing Portfolio will no longer be available under the contract.

Unless you provide us with alternative allocation instructions, all future allocations directed to the Disappearing Portfolio will be automatically allocated to the corresponding Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our Customer Contact Center at 1-800-531-4547.

As of the relevant effective date noted above, any references in the prospectus to the Disappearing Portfolio as being available under the contract are deleted and all references to it will be replaced by the corresponding Surviving Portfolio.

III. Other Information

ING Funds Distributor, LLC has changed its name to ING Investments Distributor, LLC. All references to ING Funds Distributor, LLC in the current Prospectuses and Statements of Additional Information are hereby replaced with ING Investments Distributor, LLC.